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Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to
Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(US$ in millions except ratios)
Earnings(1)
Pretax income before minority interests	1,537	1,201	522	488	891
plus: Fixed Charges	503	449	345	293	260
Amortization of capitalized interest	13	11	10	8	7
Distributed income of equity investees	4	12	1	2	—
less: Capitalized interest	(18)	(15)	(14)	(12)	(6)
Preferred stock dividends	(78)	(40)	(4)	—	(5)

Earnings:	1,961	1,618	860	779	1,147
Fixed Charges(1)
Capitalized interest	18	15	14	12	6
Expensed interest	361	353	280	231	214
plus: Amortized premiums, discounts and capitalized debt expenditures	6	6	6	12	8
Estimate of interest within rental expense	40	35	41	38	27
Preferred stock dividends	78	40	4	—	5

Fixed charges:	503	449	345	293	260

Ratio of Earnings/Fixed Charges	3.90	3.60	2.49	2.66	4.41

(1)
For the purpose of determining the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, earnings are defined as pretax income before minority interests in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of the registrant and consolidated subsidiaries.

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  Exhibit 12.1
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends